Fact Sheet for Term Sheet No. 2539B Filed Pursuant to Rule 433 Registration Statement No. 333-206013 Dated September 9, 2015
Capped Knock-Out Notes Linked to an Equally Weighted Basket of Equity Indices due March 22, 2017
Capped upside; full downside exposure if the downside barrier is breached

General

The notes are designed for investors who seek a return at maturity linked to the performance of an equally weighted basket (the "**Basket**") of three sector-specific equity indices derived from the S&P 500® Index. If the Final Basket Level is greater than or equal to the Initial Basket Level, investors will receive at maturity a return on the notes equal to the Basket Return, subject to the Maximum Return of 15.00%. If the Final Basket Level is less than the Initial Basket Level but greater than or equal to the Knock-Out Level (80.00% of the Initial Basket Level), for each $1,000 Face Amount of notes, investors will receive at maturity the Face Amount. However, if the Final Basket Level is less than the Knock-Out Level, a Knock-Out Event occurs and, for each $1,000 Face Amount of notes, investors will lose 1.00% of the Face Amount for every 1.00% by which the Final Basket Level is less than the Initial Basket Level. The notes do not pay any coupons or dividends and investors should be willing to lose a significant portion or all of their investment if a Knock-Out Event occurs. Any payment on the notes is subject to the credit of the Issuer.

Note Characteristics

- Opportunity to receive the Basket Return, subject to the Maximum Return, if the Final Basket Level is greater than or equal to the Initial Basket Level
- Receive the Face Amount for each $1,000 Face Amount of notes if a Knock-Out Event does not occur and the Final Basket Level is less than the Initial Basket Level
- Full downside exposure if a Knock-Out Event occurs

Risk Considerations

- You will lose a significant portion or all of your investment in the notes if a Knock-Out Event occurs.
- Unlike ordinary debt securities, the notes do not pay any coupons or dividends and do not guarantee any return on your initial investment at maturity.
- Any payment on the notes is subject to the credit of the Issuer.
- The Issuer (or its affiliates) intends to offer to purchase the notes in the secondary market but is not required to do so. Accordingly, you should be able and willing to hold your notes to maturity.
- Additional risk factors can be found on the last three pages of this fact sheet.

Hypothetical Return at Maturity

Payout After Knock-Out Event
Payout Without Knock-Out Event
60%
40%
20%
0%
-20%
-40%
-60%
-80%
Return on Notes (%)
-60%
-40%
-20%
0%
20%
40%
60%
Basket Return (%)

Summary of Indicative Terms

CUSIP:	25152RP72
Issuer:	Deutsche Bank AG, London Branch
Issue Price:	100% of the Face Amount
Face Amount:	$1,000 per note
Maturity/Tenor:	Approximately eighteen months
Basket:	The notes are linked to a basket consisting of the following indices (each, a "**Basket Component**" and collectively, the "**Basket Components**").

Basket Components	Ticker	Basket Component Weighting
Financials Select Sector Index (the "**Financials Index**")	IXM	1/3 (33.33%)
Health Care Select Sector Index (the "**Health Care Index**")	IXV	1/3 (33.33%)
Consumer Discretionary Select Sector Index (the "**Consumer Index**")	IXY	1/3 (33.33%)

Knock-Out Event:	A Knock-Out Event occurs if the Final Basket Level is less than the Knock-Out Level.
Knock-Out Level:	80.00% of the Initial Basket Level
Maximum Return:	15.00%
Payment at Maturity:	• If the Final Basket Level is greater than or equal to the Initial Basket Level: $1,000 + ($1,000 x the *lesser* of (i) Basket Return and (ii) Maximum Return) • If the Final Basket Level is less than the Initial Basket Level, but a Knock-Out Event has not occurred: $1,000 • If a Knock-Out Event has occurred: $1,000 + ($1,000 x Basket Return)
Basket Return:	$\frac{\text{Final Basket Level} - \text{Initial Basket Level}}{\text{Initial Basket Level}}$
Initial Basket Level:	Set equal to 100 on the Trade Date
Final Basket Level:	The arithmetic average of the Basket Levels on the Averaging Dates
Basket Level:	The Basket Level on each Averaging Date will be calculated as follows: 100 × [1 + (Financials Index return x 1/3) + (Health Care Index return x 1/3) + (Consumer Index return x 1/3)]
Basket Component Return:	With respect to each Basket Component: $\frac{\text{Final Basket Level} - \text{Initial Basket Level}}{\text{Initial Basket Level}}$
Initial Index Level:	With respect to each Basket Component, the closing level of such Basket Component on the Trade Date
Final Index Level:	With respect to each Basket Component, the closing level of such Basket Component on the applicable Averaging Date
Trade Date:	September 11, 2015
Settlement Date:	September 16, 2015
Averaging Dates:	March 13, 2017, March 14, 2017, March 15, 2017, March 16, 2017 and March 17, 2017
Maturity Date:	March 22, 2017
Fees and Commissions:	JPMorgan Chase Bank, N.A. and J.P. Morgan Securities LLC or one of its affiliates will act as placement agents for the notes. The placement agents will receive a fee from the Issuer that will not exceed $12.50 per $1,000 Face Amount of notes, but may forgo any fees for sales to certain fiduciary accounts for which JPMorgan Chase Bank, N.A. or its affiliates acts in a fiduciary capacity. For more information see "Supplemental Plan of Distribution" in the accompanying term sheet No. 2539B.

The Issuer's estimated value of the notes on the Trade Date is approximately $954.00 to $974.00 per $1,000 Face Amount of notes, which is less than the Issue Price. Please see "Issuer's Estimated Value of the Notes" in the accompanying term sheet No. 2539B for additional information.

By acquiring the notes, you will be bound by, and deemed to consent to, the imposition of any Resolution Measure (as defined below) by our competent resolution authority, which may include the write down of all, or a portion, of any payment on the notes. If any Resolution Measure becomes applicable to us, you may lose some or all of your investment in the notes. Please see "Resolution Measures" in the accompanying term sheet No. 2539B for more information.

For more information regarding this offering, please refer to the term sheet No. 2539B on the SEC website at http://www.sec.gov/Archives/edgar/data/1159508/000095010315007289/dp59609_fwp-ts2539b.htm

NOT FDIC / NCUA INSURED OR GUARANTEED * MAY LOSE VALUE
NO BANK GUARANTEE * NOT A DEPOSIT
NOT INSURED OR GUARANTEED BY ANY FEDERAL GOVERNMENTAL AGENCY

Calculating the Payment at Maturity

For each $1,000 Face Amount of notes, investors will receive at maturity an amount based on (i) whether a Knock-Out Event has occurred and (ii) the Basket Return, determined as follows. Any payment on the notes is subject to the credit of the Issuer.

Hypothetical Payments at Maturity

The hypothetical returns set forth below reflect the $1,000 Face Amount of notes and a Knock-Out Level of 80.00% of the Initial Basket Level and assume a Maximum Return of 15.00%. The actual Maximum Return will be determined on the Trade Date.

Hypothetical Basket Return (%)	Hypothetical Return on Notes (%)	Hypothetical Payment at Maturity ($)
100.00%	15.00%	$1,150.00
80.00%	15.00%	$1,150.00
50.00%	15.00%	$1,150.00
20.00%	15.00%	$1,150.00
15.00%	15.00%	$1,150.00
10.00%	10.00%	$1,100.00
5.00%	5.00%	$1,050.00
0.00%	0.00%	$1,000.00
-5.00%	0.00%	$1,000.00
-10.00%	0.00%	$1,000.00
-15.00%	0.00%	$1,000.00
-20.00%	0.00%	$1,000.00
-30.00%	-30.00%	$700.00
-40.00%	-40.00%	$600.00
-50.00%	-50.00%	$500.00
-80.00%	-80.00%	$200.00
-100.00%	-100.00%	$0.00

Selected Risk Factors

YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of your investment. The return on the notes at maturity is based on whether or not a Knock-Out Event occurs and the Basket Return. If the Final Basket Level is less than the Knock-Out Level, a Knock-Out Event occurs and your investment will be fully exposed to any decline in the level of the Basket as measured on the Averaging Dates. If a Knock-Out Event has occurred, for each $1,000 Face Amount of notes, you will lose 1.00% of the Face Amount for every 1.00% by which the Final Basket Level is less than the Initial Basket Level. In this circumstance, you will lose a significant portion or all of your investment in the notes. Any payment on the notes is subject to our ability to satisfy our obligations as they become due.

THE RETURN ON THE NOTES IS LIMITED BY THE MAXIMUM RETURN — If the Final Basket Level is greater than or equal to the Initial Basket Level, for each $1,000 Face Amount of notes, you will receive at maturity $1,000 plus an amount equal to $1,000 multiplied by the lesser of (i) the Basket Return and (ii) the Maximum Return of 15.00%. Consequently, the maximum Payment at Maturity will be $1,150.00 for each $1,000 Face Amount of notes you hold, regardless of any further increase in the level of the Basket, which may be significant.

THE NOTES DO NOT PAY ANY COUPONS — Unlike ordinary debt securities, the notes do not pay any coupons and do not guarantee any return of your initial investment at maturity.

THE NOTES ARE SUBJECT TO THE CREDIT OF DEUTSCHE BANK AG — The notes are senior unsecured obligations of Deutsche Bank AG and are not, either directly or indirectly, an obligation of any third party. Any payment(s) to be made on the notes depends on the ability of Deutsche Bank AG to satisfy its obligations as they come due. An actual or anticipated downgrade in Deutsche Bank AG’s credit rating or increase in the credit spreads charged by the market for taking Deutsche Bank AG’s credit risk will likely have an adverse effect on the value of the notes. As a result, the actual and perceived creditworthiness of Deutsche Bank AG will affect the value of the notes and in the event Deutsche Bank AG were to default on its obligations or become subject to a Resolution Measure, you might not receive any amount(s) owed to you under the terms of the notes and you could lose your entire investment.

THE NOTES MAY BECOME SUBORDINATED TO THE CLAIMS OF OTHER CREDITORS, BE WRITTEN DOWN, BE CONVERTED OR BECOME SUBJECT TO OTHER RESOLUTION MEASURES. YOU MAY LOSE SOME OR ALL OF YOUR INVESTMENT IF ANY SUCH MEASURE BECOMES APPLICABLE TO US — On May 15, 2014, the European Parliament and the Council of the European Union published the Bank Recovery and Resolution Directive for establishing a framework for the recovery and resolution of credit institutions and investment firms. The Bank Recovery and Resolution Directive required each member state of the European Union to adopt and publish by December 31, 2014 the laws, regulations and administrative provisions necessary to comply with the Bank Recovery and Resolution Directive. To implement the Bank Recovery and Resolution Directive, Germany has adopted the Recovery and Resolution Act (Sanierungs- und Abwicklungsgesetz, or “Resolution Act”), which became effective on January 1, 2015. The Resolution Act may result in the notes being subject to the powers exercised by our competent resolution authority to impose a Resolution Measure on us. A “Resolution Measure” may include: writing down, including to zero, any payment on the notes; converting the notes into ordinary shares or other instruments qualifying as core equity tier 1 capital; or applying any other resolution measure, including (but not limited to) transferring the notes to another entity, amending the terms and conditions of the notes or cancelling of the notes. We expect additional Resolution Measures to become applicable to us when the European regulation of July 15, 2014 relating to the resolution of credit institutions and certain investment firms in the framework of a Single Resolution Mechanism and a Single Resolution

Fund (commonly referred to as the “SRM Regulation”) becomes effective on January 1, 2016. On May 26, 2015, the German Federal Government published a draft bill of a Resolution Mechanism Act. One of this law’s primary purposes would be to conform German law to the SRM Regulation. In addition, the draft bill proposes that in the event of an insolvency proceeding, senior unsecured debt instruments would by operation of law rank junior to all other outstanding unsecured unsubordinated obligations, but in priority to all contractually subordinated instruments. The proposed subordination would not apply if the terms of the senior unsecured debt instruments provide that (i) the repayment amount depends on the occurrence or non-occurrence of a future event, or will be settled in kind, or (ii) the interest amount depends on the occurrence or non-occurrence of a future event, unless it depends solely on a fixed or variable reference interest rate and will be settled in cash. Instruments that are typically traded on money markets would not be subject to the proposed subordination. The proposed order of priorities would apply to insolvency proceedings commenced on or after January 1, 2016. If enacted, the proposed subordination of senior unsecured debt instruments could apply to the notes, which would most likely result in a larger share of loss being allocated to the notes in the event of an insolvency proceeding or the imposition of any Resolution Measures by the competent resolution authority. The final version of the Resolution Mechanism Act may provide for additional Resolution Measures that may become applicable to us. Imposition of a Resolution Measure would likely occur if we become, or are deemed by our competent supervisory authority to have become, “non-viable” (as defined under the then applicable law) and are unable to continue our regulated banking activities without a Resolution Measure becoming applicable to us. You may lose some or all of your investment in the notes if a Resolution Measure becomes applicable to us.

By acquiring the notes, you would have no claim or other right against us arising out of any subordination or Resolution Measure, and we would have no obligation to make payments under the notes following the imposition of a Resolution Measure. In particular, the imposition of any Resolution Measure will not constitute a default or an event of default under the notes, under the senior indenture or for the purpose of the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”). Furthermore, because the notes are subject to any Resolution Measure, secondary market trading in the notes may not follow the trading behavior associated with similar types of securities issued by other financial institutions which may be or have been subject to a Resolution Measure.

In addition, by your acquisition of the notes, you waive, to the fullest extent permitted by the Trust Indenture Act and applicable law, any and all claims against the trustee and the paying agent for, agree not to initiate a suit against the trustee and the paying agent in respect of, and agree that neither the trustee nor the paying agent will be liable for, any action that the trustee or the paying agent takes, or abstains from taking, in either case in accordance with the imposition of a Resolution Measure by our competent resolution authority with respect to the notes. Accordingly, you may have limited or circumscribed rights to challenge any decision of our competent resolution authority to impose any Resolution Measure.

THE ISSUER’S ESTIMATED VALUE OF THE NOTES ON THE TRADE DATE WILL BE LESS THAN THE ISSUE PRICE OF THE NOTES — The Issuer’s estimated value of the notes on the Trade Date (as disclosed on the cover of this fact sheet) is less than the Issue Price of the notes. The difference between the Issue Price and the Issuer’s estimated value of the notes on the Trade Date is due to the inclusion in the Issue Price of the agent’s commissions, if any, and the cost of hedging our obligations under the notes through one or more of our affiliates. Such hedging cost includes our or our affiliates’ expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. The Issuer’s estimated value of the notes is determined by reference to an internal funding rate and our pricing models. The internal funding rate is typically lower than the rate we would pay when we issue conventional debt securities on equivalent terms. This difference in funding rate, as well as the agent’s commissions, if any, and the estimated cost of hedging our obligations under the notes, reduces the economic terms of the notes to you and is expected to adversely affect the price at which you may be able to sell the notes in any secondary market. In addition, our internal pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect. If at any time a third party dealer were to quote a price to purchase your notes or otherwise value your notes, that price or value may differ materially from the estimated value of the notes determined by reference to our internal funding rate and pricing models. This difference is due to, among other things, any difference in funding rates, pricing models or assumptions used by any dealer who may purchase the notes in the secondary market.

INVESTING IN THE NOTES IS NOT THE SAME AS INVESTING IN THE STOCKS COMPOSING THE BASKET COMPONENTS — The return on the notes may not reflect the return you would have realized if you had directly invested in the stocks composing the Basket Components. For instance, your return on the notes is based on whether or not a Knock-Out Event occurs, in addition to the performance of the Basket.

IF THE LEVEL OF THE BASKET CHANGES, THE VALUE OF YOUR NOTES MAY NOT CHANGE IN THE SAME MANNER — Your notes may trade quite differently from the level of the Basket. Changes in the level of the Basket may not result in comparable changes in the value of your notes.

NO DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not have any voting rights or rights to receive cash dividends or other distributions or other rights that holders of the stocks composing the Basket Components would have.

THE CORRELATION AMONG THE BASKET COMPONENTS COULD CHANGE UNPREDICTABLY — Correlation is the extent to which the levels of the Basket Components increase or decrease to the same degree at the same time. The value of the notes may be adversely affected by increased positive correlation between the Basket Components, in particular when the levels of Basket Components decrease. The value of the notes may also be adversely affected by increased negative correlation between the Basket Components, in which case any positive performance of one or more Basket Components could be entirely offset by the negative performance of one or more other Basket Components.

CHANGES IN THE VALUE OF THE BASKET COMPONENTS MAY OFFSET EACH OTHER — The notes are linked to an equally weighted basket consisting of three Basket Components that are sector-specific equity indices derived from the S&P 500® Index. Changes in the levels of the Basket Components may not correlate with each other. At a time when the levels of some of the Basket Components increase, the levels of other Basket Components may not increase as much or may decrease. Therefore, in calculating the Final Basket Level, increases in the closing levels of some of the Basket Components on the Averaging Dates may be moderated, offset or more than offset by lesser increases or decreases in the closing levels of the other Basket Components on the Averaging Dates.

The basket components Reflect the Price Return of the Stocks Composing each basket component, Not their Total Return INCLUDING ALL DIVIDENDS AND OTHER DISTRIBUTIONS — The Basket Components reflect the changes in the market prices of the stocks composing such Basket Components. The Basket Components are not, however, “total return” indices, which, in addition to reflecting the price returns of their respective component stocks, would also reflect the reinvestment of all dividends and other distributions paid on such component stocks.

THE SPONSOR OF A BASKET COMPONENT MAY ADJUST THE RELEVANT BASKET COMPONENT IN WAYS THAT AFFECT THE LEVEL OF SUCH BASKET COMPONENT, AND HAS NO OBLIGATION TO CONSIDER YOUR INTERESTS —The sponsor of a Basket Component (the “Index Sponsor”) is responsible for calculating and maintaining the relevant Basket Component. The Index Sponsor can add, delete or substitute the stocks composing the relevant Basket Component or make other methodological changes that could change the level of such Basket Component. You should realize that the changing of the stocks composing such Basket Component may affect such Basket Component, as a newly added stock may perform significantly better or worse than the stock it replaces. Additionally, the Index Sponsor may alter, discontinue or suspend calculation or dissemination of the relevant Basket Component. Any of these actions could adversely affect the value of, and your return on, the notes. The Index Sponsor has no obligation to consider your interests in calculating or revising the relevant Basket Component.

THE BASKET COMPONENTS ARE CONCENTRATED IN THE THREE SECTOR SPECIFIC INDUSTRIES — The Basket Components are equity indices that track the performance of stocks included in the S&P 500® Index that are included in the financial, health care and consumer discretionary industry sectors, respectively. Because the value of the notes is determined by the performance of the Basket, an investment in the notes will be concentrated in those three industries. As a result, the value of the notes may be subject to greater volatility and be more adversely affected by a single positive or negative economic, political or regulatory occurrence affecting those industries than a different investment linked to securities of a more broadly diversified group of issuers.

PAST PERFORMANCE OF THE BASKET COMPONENTS IS NO GUIDE TO FUTURE PERFORMANCE — The actual performance of the Basket Components over the term of the notes may bear little relation to the historical closing levels of the Basket Components and/or the hypothetical return examples set forth elsewhere in this fact sheet. We cannot predict the future performance of the Basket Components or whether the performance of the Basket Components will result in the return of any of your investment.

ASSUMING NO CHANGES IN MARKET CONDITIONS AND OTHER RELEVANT FACTORS, THE PRICE YOU MAY RECEIVE FOR YOUR NOTES IN SECONDARY MARKET TRANSACTIONS WOULD GENERALLY BE LOWER THAN BOTH THE ISSUE PRICE AND THE ISSUER’S ESTIMATED VALUE OF THE NOTES ON THE TRADE DATE — While the payment(s) on the notes described in this fact sheet is based on the full Face Amount of your notes, the Issuer’s estimated value of the notes on the Trade Date (as disclosed on the cover of this fact sheet) is less than the Issue Price of the notes. The Issuer’s estimated value of the notes on the Trade Date does not represent the price at which we or any of our affiliates would be willing to purchase your notes in the secondary market at any time. Assuming no changes in market conditions or our creditworthiness and other relevant factors, the price, if any, at which we or our affiliates would be willing to purchase the notes from you in secondary market transactions, if at all, would generally be lower than both the Issue Price and the Issuer’s estimated value of the notes on the Trade Date. Our purchase price, if any, in secondary market transactions would be based on the estimated value of the notes determined by reference to (i) the then-prevailing internal funding rate (adjusted by a spread) or another appropriate measure of our cost of funds and (ii) our pricing models at that time, less a bid spread determined after taking into account the size of the repurchase, the nature of the assets underlying the notes and then-prevailing market conditions. The price we report to financial reporting services and to distributors of our notes for use on customer account statements would generally be determined on the same basis. However, during the period of approximately three months beginning from the Trade Date, we or our affiliates may, in our sole discretion, increase the purchase price determined as described above by an amount equal to the declining differential between the Issue Price and the Issuer’s estimated value of the notes on the Trade Date, prorated over such period on a straight-line basis, for transactions that are individually and in the aggregate of the expected size for ordinary secondary market repurchases.

In addition to the factors discussed above, the value of the notes and our purchase price in secondary market transactions after the Trade Date, if any, will vary based on many economic and market factors, including our creditworthiness, and cannot be predicted with accuracy. These changes may adversely affect the value of your notes, including the price you may receive in any secondary market transactions. Any sale prior to the Maturity Date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

THE NOTES WILL NOT BE LISTED AND THERE WILL LIKELY BE LIMITED LIQUIDITY — The notes will not be listed on any securities exchange. There may be little or no secondary market for the notes. We or our affiliates intend to act as market makers for the notes but are not required to do so and may cease such market making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to sell the notes when you wish to do so or at a price advantageous to you. Because we do not expect other dealers to make a secondary market for the notes, the price at which you may be able to sell your notes is likely to depend on the price, if any, at which we or our affiliates are willing to buy the notes. If, at any time, we or our affiliates do not act as market makers, it is likely that there would be little or no secondary market in the notes. If you have to sell your notes prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss, even in cases where the level of the Basket has increased since the Trade Date.

MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE NOTES — While we expect that, generally, the level of the Basket will affect the value of the notes more than any other single factor, the value of the notes prior to maturity will also be affected by a number of economic and market factors that may either offset or magnify each other

TRADING AND OTHER TRANSACTIONS BY US, JPMORGAN CHASE & CO. OR OUR OR ITS AFFILIATES IN THE EQUITY AND EQUITY DERIVATIVE MARKETS MAY IMPAIR THE VALUE OF THE NOTES — We or our affiliates expect to hedge our exposure from the notes by entering into equity and equity derivative transactions, such as over-the-counter options, futures or exchange-traded instruments. We, JPMorgan Chase & Co. or our or its affiliates may also engage in trading in instruments linked or related to the Basket Components on a regular basis as part of our or their general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. Such trading and hedging activities may affect the level of the Basket and, therefore, make it less likely that you will receive a positive return on your investment in the notes. It is possible that we, JPMorgan Chase & Co. or our or its affiliates could receive substantial returns from these hedging and trading activities while the value of the notes declines. We, JPMorgan Chase & Co. or our or its affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to the Basket Components. To the extent we or our affiliates serve as issuer, agent or underwriter for such securities or financial or derivative instruments, our or our affiliates’ interests with respect to such products may be adverse to those of the holders of the notes. Introducing competing products into the marketplace in this manner could adversely affect the level of the Basket and the value of the notes. Any of the foregoing activities described in this paragraph may reflect trading strategies that differ from, or are in direct opposition to, investors’ trading and investment strategies related to the notes.

WE, JPMORGAN CHASE & CO. OR OUR OR ITS AFFILIATES MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE NOTES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD ADVERSELY AFFECT THE LEVEL OF THE BASKET AND THE VALUE OF THE NOTES — We, JPMorgan Chase & Co. or our or its affiliates may publish research from time to time on financial markets and other matters that could adversely affect the level of the Basket and the value of the notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Any research, opinions or recommendations expressed by us, JPMorgan Chase & Co. or our or its affiliates may not be consistent with each other and may be modified from time to time without notice. You should make your own independent investigation of the merits of investing in the notes and the Basket.

POTENTIAL CONFLICTS OF INTEREST — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent, hedging our obligations under the notes and determining the Issuer’s estimated value of the notes on the Trade Date and the price, if any, at which we or our affiliates would be willing to purchase the notes from you in secondary market transactions. In performing these roles, our economic interests and those of our affiliates are potentially adverse to your interests as an investor in the notes. The calculation agent will determine, among other things, all values, prices and levels required to be determined for the purposes of the notes on any relevant date or time. The calculation agent will also be responsible for determining whether a market disruption event has occurred as well as, in some circumstances, the prices or levels related to the Basket that affect whether a Knock-Out Event has occurred. Any determination by the calculation agent could adversely affect the return on the notes.

THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES ARE UNCERTAIN — In determining our tax reporting responsibilities, if any, with respect to the notes, we expect to treat them for U.S. federal income tax purposes as prepaid financial contracts that are not debt. Generally, if this treatment is respected, (i) you should not recognize taxable income or loss prior to the taxable disposition of your notes (including at maturity) and (ii) the gain or loss on your notes should be capital gain or loss. However, significant aspects of the tax treatment of the notes are uncertain. If the Internal Revenue Service (“IRS”) were successful in asserting an alternative treatment for the notes, the tax consequences of ownership and disposition of the notes could differ materially and adversely from those described briefly above. In addition, in 2007 the U.S. Treasury Department and the IRS released a notice requesting comments on the tax treatment of “prepaid forward contracts” and similar instruments. Any resulting guidance could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. For further information, you should review carefully the section of the product supplement accompanying term sheet No. 2539B entitled “U.S. Federal Income Tax Consequences” and the section of the accompanying term sheet entitled “Tax Consequences.”

See “Selected Risk Considerations” in the accompanying term sheet and “Risk Factors” in the product supplement, prospectus supplement and prospectus accompanying term sheet No. 2539B for additional information.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this fact sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents including term sheet No. 2539B, the underlying supplement and the product supplement relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, underlying supplement, term sheet No. 2539B and this fact sheet if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. We will notify you in the event of any changes to the terms of the notes, and you will be asked to accept such changes in connection with your purchase of any notes. You may also choose to reject such changes, in which case we may reject your offer to purchase the notes.